Exhibit 21.1

List of Subsidiaries

Company Name	Country	Date of Incorporation	Registration No.
iRhythm Technologies Inc.	US (Delaware)	September 14, 2006	4211384
iRhythm Technologies Limited	UK	March 10, 2016	10055682
iRhythm Singapore Pte. Ltd.	Singapore	June 24, 2021	202120787H
iRhythm Japan GK (1)	Japan	June 7, 202	#0110-03-014840
(1) Japan is a subsidiary of Singapore